EXHIBIT 99.1

CAUTIONARY STATEMENT UNDER THE SAFE HARBOR PROVISIONS OF
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Lance, Inc. (the Company), from time to time, makes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which may be written or oral, reflect expectations of management of the Company at the time such statements are made. The Company is filing this cautionary statement to identify certain important factors that could cause the Company’s actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.

Price Competition and Industry Consolidation

The sales of most of the Company’s products are subject to intense competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than the Company. In addition, there is a continuing consolidation by the major companies in the snack food industry, which could increase competition. The intense competition increases the possibility that the Company could lose a major customer, which could have an adverse impact on the Company’s results.

Raw Material Costs

The Company’s cost of sales can be adversely impacted by changes in the cost of raw materials, principally flour, potatoes, vegetable oils, sugar, peanut butter, peanuts, cheese and seasonings. While the Company obtains substantial commitments for the future delivery of certain of its raw materials and engages in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials could adversely impact the Company’s cost of sales.

Effectiveness of Sales and Marketing Activities

The Company’s plans for long-term profitable sales growth depend on the ability of the Company to improve the effectiveness of its distribution systems, to develop and execute effective marketing strategies, to develop and introduce successful new products and to obtain increased distribution through significant trade channels such as mass merchandisers, convenience and grocery stores. During the third quarter of 2003, the Company began the implementation of a sales route realignment plan to improve the overall effectiveness of its route sales system by improving route sales averages through account rationalization and reducing the overall costs of operating the route sales system. This implementation is in the early stages and there is no assurance that targeted results will be achieved. Also, distribution of the Company’s products through vending machines remains a significant outlet for its products and a continued decline in revenue from this source could have an adverse effect upon the Company’s results.

Interest Rate, Foreign Exchange Rate and Credit Risks

The Company is exposed to interest rate volatility with regard to variable rate debt facilities. The Company is exposed to foreign exchange rate volatility primarily through the operations of its Canadian subsidiary. In addition, the Company is exposed to certain credit risks related to the collection of its accounts receivable.

There are other important factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by or on behalf of the Company.